UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              450 5th Street, N.W.
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934


                       Tracy L. Riffe and Martha J. Riffe
            ---------------------------------------------------------
                        (Name of Person Filing Statement)


                              Beckley Bancorp, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                   075735 100
            ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Tracy L. Riffe
                                 Martha J. Riffe
                                110 Croft Street
                                Beckley, WV 25801
                                 (304) 253-4230
            ---------------------------------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                December 11, 1996
            ---------------------------------------------------------
                          (Date of event which requires
                            filing of this statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this schedule  because of Rule 13d-1 (b)(3)
         or (4), check the following                  .
                                     -----------------


                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

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CUSIP No.  075 735 100              13D             Page 2 of 6 Pages
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           1             NAME OF REPORTING PERSONS

                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Tracy L. Riffe (###-##-####) & Martha J. Riffe (Spouse)

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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)|_|
                                                                          (b)|_|
                                         N/A

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           3             SEC USE ONLY

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           4             SOURCE OF FUNDS

                                         PF

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           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            |_|

                                         N/A

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           6             CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States

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                               7          SOLE VOTING POWER

      NUMBER OF
        SHARES                                    31,100
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                               8          SHARED VOTING POWER
                                                       0
                       ---------------------------------------------------------
                               9          SOLE DISPOSITIVE POWER
                                                  39,361
                       ---------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                     714
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          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
                                         40,075

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          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                      |_|

                                         N/A

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          13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         6.7%

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          14             TYPE OF REPORTING PERSON
                                  IN

--------------------------------------------------------------------------------

Tracy L. Riffe and Martha J. Riffe
SSN:  ###-##-####
Schedule 13D
Page 3 of 6

Item 1.  Security and Issuer
----------------------------

         The class of equity security to which this statement relates is the Common Stock, $0.10 par value, of Beckley Bancorp, Inc. whose executive office is located at 200 Main Street, Beckley, West Virginia 25801.

Item 2.  Identity and Background
--------------------------------

         First Reporting Person
         ----------------------

         (a)      Name:             Tracy L. Riffe

         (b)      Residence Address:    110 Croft Street, Beckley, WV  25801
                  ------------------

         (c)      Principal Occupation:          Chairman of the Board, Beckley
                  ---------------------          Bancorp, Inc. and Beckley
                                                 Federal Savings Bank, 200 Main
                                                 Street, Beckley, WV  25801.

                                                 Retired  President and Chief
                                                 Executive Officer, Beckley
                                                 Federal Savings Bank, 200 Main
                                                 Street, Beckley, WV 25801.

         (d)      Criminal Proceeding Convictions:       None
                  --------------------------------

         (e)      Securities Laws Proceedings:   None
                  ----------------------------

         (f)      Citizenship:              United States
                  ------------

         Second Reporting Person
         -----------------------

         (a)      Name:             Martha J. Riffe
                  -----

         (b)      Residence Address:       110 Croft Street, Beckley, WV  25801
                  ------------------

         (c)      Principal Occupation:    Spouse of first reporting
                  ---------------------    person and homemaker.

         (d)      Criminal Proceeding Convictions:     None
                  --------------------------------

         (e)      Securities Laws Proceedings:   None
                  ----------------------------

         (f)      Citizenship:              United States
                  ------------

Tracy L. Riffe and Martha J. Riffe
SSN:  ###-##-####
Schedule 13D
Page 4 of 6

Item 3.  Source and Amount of Funds and Other Consideration
-----------------------------------------------------------

         The purchase of 29,910 of the shares of Common Stock beneficially owned was made with $316,896 from the personal funds of the reporting persons. Of the remaining shares, 1,190 were granted to the first reporting person under a stock bonus plan of which 476 shares are fully vested and 714 shares are held by the stock bonus plan trust. The remaining 8,975 shares represent options to purchase shares which are excercisable within sixty days.

Item 4.  Purpose of Transaction
-------------------------------

         The purpose of the acquisition of securities of the issuer is for the personal investment of the reporting persons. The reporting persons have no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation; a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's business or corporate structure; changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of securities of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those listed above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) 40,075 shares are beneficially owned by the reporting persons as of the date of this statement, representing 6.7% of the issued and outstanding shares. The shares beneficially owned include 8,975 shares which the reporting persons have a right to acquire within sixty days pursuant to the exercise of stock options. The shares beneficially owned also include 714 shares held by a stock bonus plan trust.

Tracy L. Riffe and Martha J. Riffe
SSN:  ###-##-####
Schedule 13D
Page 5 of 6

Item 5.  Interest in Securities of the Issuer (continued)
---------------------------------------------------------

         (b) Of the 40,075 shares beneficially owned by the reporting persons as of the date of this statement, the reporting persons exercise sole voting power over 31,100 shares and sole dispositive power over 39,361 shares. The 714 shares held by the stock bonus plan trust, of which the first reporting person is a trustee, has specific restrictions on the disposition of such shares. Of the shares beneficially owned by the reporting persons, 8,975 are options to purchase shares which are exercisable within sixty days and the reporting person has no immediate voting rights as such shares have not been issued. Reference is made to Items 7, 8, 9, 10 and 11 of page 1 of this statement.

         (c) On December 11, 1996, the reporting persons became eligible to exercise 6,000 options to purchase which were granted to the reporting persons on June 11, 1996. The only other transaction in the class of securities reported on that has been effected during the past sixty days was the purchase of 211 shares on October 30, 1996 at a price of $17.00 per share from an unaffiliated third party through a broker registered with the National Association of Securities Dealers.

         (d) No other person has any interest in the securities reported pursuant to this Schedule 13D.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         None required.

Tracy L. Riffe and Martha J. Riffe
SSN:  ###-##-####
Schedule 13D
Page 6 of 6

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

 January 2, 1997                                     /s/Tracy L. Riffe
----------------------                               ---------------------------
Date                                                 Signature

                                                     Tracy L. Riffe
                                                     ---------------------------
                                                     Name (Typed)




 January 2, 1997                                     /s/Martha J. Riffe
----------------------                               ---------------------------
Date                                                 Signature


                                                     Martha J. Riffe
                                                     ---------------------------
                                                     Name (Typed)